Exhibit 99.3

ALMADEN MINERALS LTD.

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2024

Dated March 17, 2025

ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Almaden”, “we”, “us”, and “our” refer to Almaden Minerals Ltd.

Reference is made in this Annual Information Form to the Financial Statements and the MD&A for the Company for the year ended December 31, 2024, together with the auditors’ report thereon. The Financial Statements and MD&A are available for review under the Company’s SEDAR+ profile at www.sedarplus.ca. All financial information in this Annual Information Form, unless otherwise specified, is expressed in Canadian currency and all references to “$” or “C$” are to Canadian Dollars and using international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board. The information contained herein is dated as of March 17, 2025 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Information Form that are not historical facts are forward-looking statements within the meaning of United States (“U.S.”) and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding the Company’s forecasts and expected cash flows; the Company’s projected capital and operating costs; the timing, outcome, impact, and procedures relating to the arbitration proceedings under the CPTPP; the expected sale of the Rock Creek Mill; disclosure regarding litigation financing; requirements for additional capital and expected use of proceeds; the Company’s cash resources and their adequacy to meet the Company’s working capital and litigation needs for its next fiscal year; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; unanticipated reclamation expenses; limitations on insurance coverage; the Company’s outlook with respect to the price, demand and need for precious and other metals and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to finance the arbitration process, and continued respect for the rule of law in Mexico, future economic and political conditions; future currency exchange rates remaining as estimated; availability of funds; favourable equity capital markets; the ability to raise any necessary capital on reasonable terms to advance the Company’s business objectives; future metal prices; the timing and reliability of sampling and assay data; and the accuracy of budgeted exploration and development costs and expenditures.. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to, those described further in the section entitled “Risk Factors”. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Information Form and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Forward-looking statements and other information contained herein concerning the mining industry and the Company’s expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Certain historical and forward-looking information contained in this Annual Information Form has been provided by, or derived from information provided by, certain persons other than the Company. Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, the Company assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which is unknown to the Company.

SCIENTIFIC AND TECHNICAL INFORMATION

Morgan Poliquin, P.Eng., President, Chief Executive Officer and a director of the Company and John A. Thomas, PhD, P.Eng., Vice President, Project Development for the Company, are each a “qualified person” as defined by NI 43-101 (“Qualified Person”) and have reviewed and approved the scientific and technical information in this Annual Information Form. Scientific and technical disclosure in this Annual Information Form for the Tuligtic Property (as defined below), is based on the NI 43-101 report entitled “Ixtaca Gold-Silver Project, Puebla State, Mexico, NI 43-101 Technical Report on the Feasibility Study” dated effective January 24, 2019 and updated on October 3, 2019 (the “Technical Report”). The Technical Report has been prepared in accordance with NI 43-101 and has been filed on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Disclosure regarding mineral deposits in this Annual Information Form has been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum standards and NI 43-101. Accordingly, information contained in this report includes descriptions of mineral deposits that may not be comparable to similar information made public by other companies that are subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

Almaden Minerals Ltd. was formed by an amalgamation under the Business Corporations Act (British Columbia) (“BCBCA”) of Almaden Resources Corporation and Fairfield Minerals Ltd. on February 1, 2002.

Effective July 31, 2015, the Company effected a corporate reorganization pursuant to a statutory plan of arrangement (“Plan of Arrangement”) involving the Company’s then wholly owned subsidiary, Azucar Minerals Ltd. (“Azucar”).

The Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002, and on the NYSE American, under the symbol “AAU” on December 19, 2005. Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986. The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986, and on the TSX on May 21, 1990. On April 4, 2024, the Company voluntarily delisted from the NYSE American stock exchange. Its common shares are listed and trading on the OTCQB Marketplace in the U.S., under symbol “AAUAF” and continue to trade on the TSX.

The head office of the Company is located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9. The address of the registered office of the Company is 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

Intercorporate Relationships

The Company currently has two wholly-owned (direct or indirect) subsidiaries. These subsidiaries are:

Subsidiaries	Jurisdiction	Nature of operations
Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2022 Developments

On February 17, 2022, the Company announced that Mexico’s Supreme Court (“SCJN”) reached a decision on February 16, 2022, in respect of the Mineral Title Lawsuit involving the Company’s mineral claims. The draft decision determined that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, Economia should have provided for a consultation procedure with relevant Indigenous communities. The draft orders Economia to declare Almaden’s mineral titles ineffective and to re-issue them following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with Indigenous communities.

On April 27, 2022, the Company announced that the SCJN published its February 17, 2022 decision regarding the Mineral Title Lawsuit. The SCJN (i) expands indigenous consultation requirements; (ii) provides details regarding the procedure for indigenous consultation prior to the grant of mineral claims; and (iii) clarifies that the Company’s applications were submitted pursuant to the legal framework in force at the time. Almaden’s mineral rights at the Ixtaca Project were safeguarded while the mining authorities complied with conditions and requirements prior to issuing the mineral titles.

On July 4, 2022, the Company announced that Economia was officially notified of the April, 2022 decision of the SCJN and notified Almaden that its mineral titles relating to the Ixtaca Project were “ineffective”, or void, but that the Company’s mineral title applications were filed in conformity with Mexican mineral law. Almaden understood this to mean that the mineral title had reverted to application status and that these applications preserved the mineral rights for Almaden but did not allow the Company to engage in exploration until such time as Economia completes its court-ordered indigenous consultation. The Company noted that there is no timeline for the consultation process or consultation by Economia with indigenous communities. The Company also noted that the SCJN decision clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, title issuance would not be dependent upon consent of the indigenous community. Finally, the Company also announced that its MIA application was substantially complete and that it expected to submit the MIA application once the HRIA document and the indigenous consultation were finalized.

On July 6, 2022, the Company announced that the Ixtaca Project was selected to be included in a pilot project conducted by the United Nations’ Expert Group on Resource management in coordination with Mexico’s Ministry of Economy. The purpose of the pilot project was to explore how the application of standards such as those of the United Nations Framework Classification and the United Nations Resources Management System may help strengthen activities with different stakeholders and encourage the achievement of the United Nations’ Sustainable Development Goals. After a site visit and several presentations on the project, the United Nations group of experts on sustainable resource management agreed that Ixtaca meets the general criteria to be considered in the work to be carried out in this pilot project. The project was to be managed through the United Nations’ Centre of Excellence in the Sustainable Management of Resources for Mexico and Latin America in coordination with the Extractive Activities Unit at the Ministry of Economy.

On September 21, 2022, the Company announced that it signed two new agreements with not-for-profit organizations established by inhabitants of the local towns of Zacatepec and Santa María Zotoltepec. These agreements set out the terms of the Company’s continued support of local communities’ human right to water through the immediate improvement of local water infrastructure, and established a basis for longer term cooperation, should the Ixtaca Project be permitted, on priorities identified through the 2017 EVIS (as defined below) and the ongoing independent HRIA. The agreements were to facilitate the formation and delivery of the Ixtaca Project’s Social Management Plan which would evolve from the HRIA and be mindful of the United Nations’ Sustainable Development Goals. Further, the Company reaffirmed its agreement with the Irrigation Group of Small Producers from Zacatepec A.C., first announced in March, 2020, wherein it committed to work with them and Mexico’s water authority to construct an agricultural water reservoir and related pumping and drip irrigation system to support local farming. The reservoir and infrastructure were completed some time ago, and the Company was supporting an expansion of the irrigation system. In Santa María Zotoltepec, the Company signed an agreement with the United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C. in which the Company will make an immediate contribution to support the construction of a similar agricultural reservoir and pumping and drip irrigation system with similar characteristics to the one at Zacatepec, and ongoing contributions to support an agrotechnological package aimed at sustainable plant nutrition and soil enrichment. Both agreements note that the signatories have been engaged in informed and respectful consultations with the Company for many years, and that the signatories understand the scope of the exploration and proposed extraction activities at the Ixtaca Project.

2023 Developments

On February 21, 2023, the Company announced that it signed a cooperation agreement with the Ejido Santa María Zotoltepec, the Ejido located closest to the Ixtaca Project. The agreement is similar to the one signed in 2022 with the United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C., but it is signed with the entire Ejido after a majority vote in favour under strict agrarian rules and signed through an Act of Assembly. The agreement is initially focused on contributions to support an agro-technological package aimed at sustainable plant nutrition and soil enrichment. Longer term, the agreement commits the parties to work collaboratively under the Project’s Social Management Plan in pursuit of multiple United Nations Sustainable Development Goals. The agreement broadens the architecture needed to formulate and deliver Ixtaca’s Social Management Plan which was to evolve from the HRIA and be mindful of the United Nations’ Sustainable Development Goals.

On February 22, 2023, the Company announced that Economia had made a submission to the second district court in Puebla State (the “District Court”), seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”) and which underpin the Ixtaca deposit. The Submission claimed that the mineral title applications contained technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appeared to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the February 2022 decision of the SCJN.

Later, on April 13, 2023, the Company announced that the District Court ruled that the Submission formally complied with the SCJN decision. The Company and some local community members filed separate appeals of the District Court decision with the Federal Appeals Court (“TCC”), and on October 16, 2023 the Company reported that the TCC dismissed all of the appeals filed by the Parties, and ruled the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications. The TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

On May 1, 2023, the Company announced completion of a social impact assessment relating to the potential impacts caused by the grant of the Ixtaca mineral claims (the “SIA”), and the completion of a Human Rights Impact Assessment (“HRIA”) that examines the potential impacts that could be caused if the Ixtaca project is developed in a manner consistent with the Ixtaca Feasibility Study first announced on December 11, 2018.

The SIA was completed by an independent and technically capable expert consulting group named Centro de Investigaciones Interculturales, Juridicas y Ambientales, S.C. (“CIIJA”), and, consistent with the 2022 ruling of the SCJN (see press release of July 4, 2022) and resolutions issued by the Inter-American Court of Human Rights, is focused on the identification and prediction of potential positive and negative human rights impacts that could be caused simply through the grant of the mineral titles. The SIA also proposes adequate mitigation and compensation measures for any human rights impacts identified, through an ad hoc Social Action Plan. It considers the potential impacts on the rights of both indigenous and non-indigenous communities which physically overlap with the area of the mineral title applications.

The SIA concluded that there were no elements identified that would justify the cancellation of the concessions so long as the necessary social management measures were in place to avoid, mitigate or compensate for the potential negative impacts and amplify the positive ones.

The SIA was completed in the Fall of 2022 and submitted to Mexico’s Ministry of the Economy (“Economia”) in order to provide the Mexican State with a social impact study completed by an independent and technically capable entity and thus enable Economia to proceed with free prior and informed consultation of indigenous communities in fulfilment of its compliance with the February 2022 decision of the SCJN.

At the time of submission of the SIA, the Company also submitted modified claim applications requesting a significant reduction to the area of the mineral title applications.

The HRIA was commenced in 2021 (see press release of October 19, 2021) and represented a much more significant and holistic study than the SIA, as it aimed to predict, identify, characterize, and assess the potential positive and negative impacts that the Ixtaca project could have during its lifespan on the human rights of both indigenous and non-indigenous communities located within its areas of influence and on other identified project stakeholders. In the event potential impacts are identified, the HRIA proposed strategies to amplify the positive and mitigate or compensate for the negative. The HRIA was not confined to the area of the mineral title applications and defined three areas of influence of the project: core, direct, and indirect.

The HRIA was also led by CIIJA. The Company believes that completion of an HRIA reflects best international standards and produces substantial long-term value for stakeholders as it is conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders. The Company expected that the HRIA would be an important consideration for Mexican authorities at the time of potential permitting of the Ixtaca project as currently envisaged, which the Company would likely proceed with barring legislative changes in Mexico and subject to receipt of the required mineral titles.

This important exercise involved extensive field work under the oversight of an independent Advisory Committee comprised of local community representatives and the following subject-matter experts:

Dr. S. James Anaya – Chair of Advisory Committee. Dr. Anaya is the former dean of the University of Colorado Law School. He is a graduate of the University of New Mexico (B.A., 1980) and Harvard Law School (J.D., 1983). He has taught and written extensively on international human rights and issues concerning indigenous peoples and has lectured in many countries throughout the world. Dr. Anaya served as the United Nations Special Rapporteur on the Rights of Indigenous Peoples from May 2008 to June 2014, where he participated in the drafting of the United Nations Declaration on the Rights of Indigenous Peoples.

Ms. Katya Puga – Ms. Puga holds a Bachelor's degree in Political Science from the Instituto Tecnológico y de Estudios Superiores of Monterrey (2006), and pursued an MPhil in Social Studies at the Universidad Nacional Autónoma of Mexico. She has served as the Under-Secretary for Planning and Environmental Policy at Mexico’s Ministry of the Environment (“SEMARNAT”) and Director of Social Impact and Surface Occupation at the Ministry of Energy. She has also gained significant experience at departments within the United Nations, most notably as Liaison with the UN program for development where she led projects around democratic dialogues and indigenous peoples rights.

Dr. María del Carmen Carmona - Dr. Carmona studied law at the Escuela Libre de Derecho in Mexico and later specialized in Natural Resources Law at the Universidad Iberoamericana, prior to receiving a Doctorate in Political Science from the Universidad Nacional Autónoma of Mexico in 1996. She is a full-time researcher at the prestigious Legal Research Institute at UNAM, as well as a Level II member of the National Research System. Her research focuses on Environmental Law, Natural Resource Law, Human Rights that are related to the right to a healthy environment, Water Law, regulatory status of underground water, Coastal Law, Indigenous Law and Energy Justice. She has served as Under Attorney General at SEMARNAT.

Dr. Sergio Puig - Dr. Puig studied law at the Instituto Technologico Autonomo de Mexico (LL.B., 2002) and received a doctoral degree (JSD) in International Economic Law from Stanford Law School in 2009. He is currently the Evo DeConcini Professor of Law and Director of the International Trade and Business Law Program at the University of Arizona, as well as the Co-Editor in Chief of the Journal of International Economic Law. Before joining the University of Arizona, Professor Puig was the teaching fellow of the Program in International Legal Studies (SPILS) at Stanford and served as a lecturer in law at Duke and Stanford Universities. Before entering academia, he practiced law in Mexico and the USA, and worked at the World Bank and International Centre for Settlement of Investment Disputes (ICSID).

The Advisory Committee was charged with ensuring the HRIA was conducted in an independent manner with a robust methodology, and also provided comments and proposed mitigation measures for the identified impacts.

In their final comments regarding the HRIA, the committee stated that the HRIA was:

“developed in accordance with sound procedures, based on international standards and good practices, as well as with professionalism, seriousness, and good faith.”

The committee also emphasized the Company’s need to continue to exercise due diligence to ensure that the human rights of individuals and communities that might be affected by the Ixtaca project are protected.

The HRIA itself involved hundreds of interactions with individuals and groups throughout the areas of influence of the Ixtaca project. It identified four core communities that would receive the majority of both positive and negative impacts of the project – Santa Maria Zotoltepec (pop. 478), Zacatepec (pop. 285), Ixtacamaxtitlan (pop. 515), and Loma Larga (pop. 83). The HRIA concludes that:

“the impacts identified, given the early stage of the Project, can be avoided or mitigated through actions that translate into plans and programs, which in turn will be aligned with the company's Human Rights Policy, which is very positive since it has the necessary time to design and implement them, and thus avoid their occurrence or reduce the magnitude of the impact so that compensation for violating human rights is not required.”

“In accordance with the above we can mention that the state of compliance and enjoyment of human rights in the region of influence is reasonably high, taking into account that in reality the formal or official data regarding compliance and enjoyment of human rights in the region are extremely limited due to the absence of specific sources and therefore generating or obtaining reliable data in this regard has been complicated because the available data are usually general and present situations rather limited to the interaction with authorities; However, no specific data was obtained from the surveys, workshops and interviews that demonstrate facts or acts directly attributable to the company developing the Project that violate the human rights of individuals and communities surrounding the Project, and even when impacts on the enjoyment of the aforementioned rights are foreseen or can be foreseen, it should be noted that as long as the mining company that will develop the Project both in its construction phase and in its operation phase is in compliance with applicable laws and regulations as well as in accordance with the standards and practices commonly accepted in the mining industry, the violation or non-compliance with human rights is a minor possibility that can be addressed and resolved in most cases in accordance with the internal plans and policies of the Project as mentioned in this document.”

Almaden takes seriously the conduct of human rights due diligence and the planning, development, and implementation of policies and procedures as and if the Ixtaca project advances. This includes the understanding that ongoing dialogue may lead to changes in mine design, as it has in the past during feasibility stage mine design (e.g. see press release, March 21st, 2018).

The SIA, HRIA and related documents are available on the website of the Company’s Mexican subsidiary, Minera Gorrión.

On December 13, 2023, the Company delivered to Mexico a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico. Almaden sent the Request for Consultations to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional).

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	Economia’s declaration that the Project’s mineral titles were “insubsistente”, or ineffective;
•	Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and
•	the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the environmental permit (Manifiesto de Impacto Ambiental) for the Ixtaca project.

The Request for Consultations enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Request for Consultations initiates a six-month consultation period between the parties, during which they are to attempt to amicably settle the dispute. If no settlement is reached in that six-month period, the Company may then initiate international arbitration proceedings against Mexico in accordance with the CPTPP after serving a notice of intent to submit claims to arbitration.

2024 Developments

On March 14, 2024, the Company delivered to Mexico written notice of its intention to submit a claim (“Claim”) to arbitration against Mexico (the “Notice”) in accordance with Article 9.19.3 of the CPTPP. This Notice was delivered by Almaden together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries. Mexico agreed to hold one consultation meeting, which took place on May 30, 2024, but it did not result in an amicable resolution of the investment dispute.

On June 11, 2024, the Company informed shareholders that a requirement for submitting a claim to arbitration under the CPTPP is that the Company waive its rights to continue legal action in domestic (Mexican) courts. Almaden therefore instructed Mexican counsel to withdraw from its legal challenge in the TFJA and other legal proceedings challenging Mexico’s decisions in respect of the Company’s mineral claims. Discontinuing the Mexican legal actions allowed Almaden to focus on the arbitration under the CPTPP, which will be adjudicated pursuant to the arbitration rules of the International Centre for Settlement of Investment Disputes (“ICSID”). As noted in the Company’s press release of March 14, 2024, based on a preliminary estimate Almaden will be seeking damages of no less than US$200 million, in the aggregate.

On June 17, 2024 the Company announced that it had filed its Request for Arbitration with ICSID.

On June 27, 2024, the Company announced that it had agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings by entering into a Litigation Management Agreement (“LMA”). Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex will remain a party to the arbitration and continue in its cooperation and support of the process.

Should the Claims result in an award of damages (“Claim Proceeds”), the pro rata portion of the Claim Proceeds, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Ixtaca project will be determined. Almadex’s award will consist of this pro rata portion, less its pro rata share of the costs of pursuing the Claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for managing the Claims.

Coincidental with announcing the LMA, Almaden entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue the Claims. This funding is expected to cover all legal, tribunal and external expert costs of the Claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that Claim Proceeds are recovered from Mexico, with such repayment being a contingent entitlement to the Claim Proceeds.

Finally, also on June 27, 2024, Almaden announced that it had agreed with Almadex to extend the maturity of the gold loan (see press release of May 14, 2019) from March 31, 2026 to the earlier of March 31, 2030, or the receipt by Almaden or its subsidiary of any Claim Proceeds.

In return for this amendment, in addition to its obligation to repay the gold loan, Almaden agreed to pay Almadex 2.0% of the gross amount of any Claim Proceeds that Almaden may receive as a result of the Claims, such repayment to be subordinate to amounts due under the LFA, and any additional legal and management costs.

The following key milestones were met during 2024 after the filing of the Request for Arbitration:

•	Each of the Company and Mexico appointed an arbitrator to the three-person arbitration panel (the “Tribunal”);

•	The third and presiding arbitrator was also appointed, and the Tribunal duly constituted. The place of the arbitration is Washington, D.C.;

•	The Tribunal held its first session with the Company and Mexico on November 20, 2024;

•	As determined by the Tribunal, the Company will submit its Memorial document, which describes in detail the Company’s legal arguments and evidence, by March 20, 2025;

•	The Company has engaged a quantum expert to assess the damages relating to the Claim. This work will form an important part of the Memorial submission;

•	The Company and its legal representatives continued to prepare the case. Document analysis and interviews with pertinent personnel and experts progressed as scheduled.

As at December 31, 2024, cumulative legal and arbitration costs covered by the LFA totaled US$1,373,960. While the Company is vigorously pursuing this Claim, its preference is for a constructive resolution with Mexico that results in a positive outcome for all stakeholders.

The Company retained international arbitration counsel at Boies Schiller Flexner LLP to advise and will consider any other actions necessary to ensure its rights are preserved.

After year end, on March 3, 2025, the Company announced that it had entered into a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”).

Closing of the transaction is subject to certain conditions, including completion by the Purchaser of a final inspection, and is expected to occur on or prior to August 31, 2025. The Purchase Price is payable in certain instalments as follows:

•	US$2,000,000 is due within 14 days of the execution of the Agreement.

•	US$3,000,000 shall be paid upon verification of transport scheduling (expected to take place on or around March 31, 2025).

•	US$2,000,000 shall be paid following the final inspection (expected to take place on or around April 30, 2025).

•	US$2,700,000 shall be paid when the assets are prepared for shipment (expected to take place on or around August 31, 2025), subject to adjustment based on the final inspection.

15% of the Purchase Price is payable as a commission by Almaden to an equipment sales broker.

Significant Acquisitions

The Company did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations and as a result, the Company has not filed a Form 51-102F4 in respect of any acquisitions.

DESCRIPTION OF ALMADEN’S BUSINESS

General

The Company’s goal is to evaluate exploration and development opportunities while also seeking compensation from the Government of Mexico for actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico. The Company has not generated any revenues from operations. The Company provides administrative services to Almadex and Azucar pursuant to Administrative Services Agreements (as defined below). For further information on the Administrative Services Agreements, see the section entitled “Material Contracts”.

Specialized Skill and Knowledge

All aspects of the Company’s business activities require specialized skills and knowledge. Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environmental issues, permitting, financing, law, social issues, and accounting. While competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining experts for its key activities. Management is comprised of a team of individuals who have extensive expertise and experience in the mineral industry and exploration and development finance and are complemented by an experienced board of directors. See the section entitled “Directors and Officers” below.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mineral exploration and mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See the section entitled “Risk Factors”.

Employees

As of December 31, 2024, the Company operated with seven people in Canada, of which five are administrative personnel and two are exploration personnel. There are no full-time employees in the U.S. or Mexico. All the employees in Mexico are temporary and are on a fixed contract basis.

Foreign Operations

Our principal operations and assets have historically been located in Mexico. Our operations are exposed to various levels of political, economic, social and other risks and uncertainties. These risks and uncertainties include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and mine safety. The effect of these factors cannot be accurately predicted. See the section entitled “Risk Factors” and “Legal Proceedings and Regulatory Actions”.

MINERAL PROPERTY

Technical Report

The current Technical Report on the Tuligtic Property (the “Tuligtic Property” or the “Property”) is entitled “Ixtaca Gold-Silver Project, Puebla State, Mexico, NI 43-101 Technical Report on the Feasibility Study” and has an effective date of January 24, 2019 and was updated on October 3, 2019. The authors of the Technical Report are: Tracey Meintjes, P.Eng., and Jesse Aarsen, P.Eng., of Moose Mountain Technical Services; Kristopher Raffle, P.Geo., of Apex Geoscience Ltd; G.H. Giroux, P.Eng., of Giroux Consultants Ltd; and Clara Balasko, P.E., and Edward Wellman PE, PG, CEG, of SRK Consulting (U.S.), Inc., each a Qualified Person. Ms. Balasko no longer works for SRK Consulting (U.S.), Inc. and R. Breese Burnley, P.E. of SRK Consulting (U.S.), Inc., has assumed responsibility for the portions of the scientific and technical information in the Technical Report previously attributed to Ms. Balasko. The Technical Report has been prepared in accordance with NI 43-101 and has been filed on SEDAR+ at www.sedarplus.ca.

The Company currently holds no rights to this mineral property and instead has commenced arbitration proceedings against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”).

The Company’s international arbitration claim against Mexico will be prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”). Almaden alleges that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

Almaden initiated the six-month consultation period required under the CPTPP on December 13, 2023. Mexico agreed to hold one consultation meeting, which took place on May 30, 2024, but it did not result in an amicable resolution of the Company’s investment dispute. The Company filed notice of its intention to submit a claim to arbitration against Mexico under the CPTPP on March 14, 2024, triggering a 90-day notice period prior to filing. The Company announced the filing of its claim on June 17, 2024.

The following key milestones were met during 2024 after the filing of the Request for Arbitration:

•	Each of the Company and Mexico appointed an arbitrator to the three-person arbitration panel (the “Tribunal”);

•	The third and presiding arbitrator was also appointed, and the Tribunal duly constituted. The place of the arbitration is Washington, D.C.;

•	The Tribunal held its first session with the Company and Mexico on November 20, 2024;

•	As determined by the Tribunal, the Company will submit its Memorial document, which describes in detail the Company’s legal arguments and evidence, by March 20, 2025;

•	The Company has engaged a quantum expert to assess the damages relating to the Claim. This work will form an important part of the Memorial submission;

•	The Company and its legal representatives continued to prepare the case. Document analysis and interviews with pertinent personnel and experts progressed as scheduled.

As at December 31, 2024, cumulative legal and arbitration costs covered by the LFA totaled US$1,162,190. While the Company is vigorously pursuing this Claim, its preference is for a constructive resolution with Mexico that results in a positive outcome for all stakeholders.

RISK FACTORS

Title to Mineral Properties

While the Company investigate a title to its mineral properties, this should not be construed as a guarantee of title. Any properties held by the Company may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company does not hold title to the Tuligtic property or the Ixtaca project.

Risk related to potential proceedings under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”)

On December 13, 2023 the Company delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the CPTPP relating to an investment dispute with Mexico, on March 14, 2024, the Company delivered to Mexico notice of its intention to submit a claim to arbitration against Mexico in accordance with Article 9.19.3 of the CPTPP, and on June 14, 2024 the Company announced that it had commenced international arbitration proceedings against Mexico by filing its Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”). These legal proceedings, or others that could be brought against or by the Company in the future, could have a material adverse effect on our financial position or prospects. While the Company believes it has valid reasons to commence legal proceedings, litigation matters are inherently uncertain and there is no guarantee that the arbitration will be successful, or that the likely outcome of this matter will be consistent with the ultimate resolution of the matter. Any legal proceedings require the Company to incur significant expense, devote significant resources, and may generate adverse publicity, which could materially, and possibly adversely, affect its business. The Company’s inability to enforce its rights and the enforcement of rights on a prejudicial basis by foreign courts or international arbitral tribunals could have an adverse effect on the Company’s outlook. Outcomes in any legal proceedings and the process for recovering funds even if there is a successful outcome in any legal proceedings can be lengthy and unpredictable. Furthermore, there is a risk that the Company will be unable to secure or maintain the necessary funding to advance any legal proceedings.

General Risk Factors Attendant to Resource Exploration and Development

The Company is engaged in the exploration and development of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit.

There is no certainty that expenditures made by the Company on exploration of properties will result in discoveries of mineralized material in commercial quantities.

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration and development stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. Although management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for fiscal 2025, the Company may require additional capital in order to remain operational in the near future. There is the possibility that the Company may not receive such necessary funding, particularly during a down economy. Additional funding may not be available, or if it is available, may not be on favourable terms.

The Company has not paid dividends on its shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Uncertainty of Obtaining Additional Funding Requirements

If the Company’s exploration and development programs are successful, additional capital will be required for the further development of an economic ore body and to place it in commercial production. The only material sources of future funds presently available to the Company are the sale of its equity capital, the incurring of debt, or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance, for cash, of equity securities of the Company or incurring debt, or a combination of the two. Any transaction involving the issuance of previously authorized but unissued shares of common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options

As of March 17, 2025, there were outstanding share purchase options permitting holders thereof to purchase 11,635,000 common shares of the Company. Directors and officers of the Company in the aggregate hold 9,650,000 of the outstanding share purchase options. Non-executive employees and consultants of the Company hold 1,985,000 of the outstanding share purchase options. The exercise of all of the outstanding share purchase options would result in dilution to the existing shareholders and could depress the market price of the Company’s common shares. As of March 17, 2025, the Company had 137,221,408 common shares issued and outstanding. The exercise of all outstanding share purchase options would cause a 8% increase to the Company’s issued and outstanding common shares.

Emerging Growth Company Transition Period

Pursuant to the U.S. Jumpstart Our Business Startups Act of 2012 and Section 7(a)2(B) of the U.S. Securities Act, the Company is taking advantage of the extended transition period for Emerging Growth Companies. When an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the standard for the private company. This may make comparison of the Company’s financial statements with any other public company which is not either an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible as different or revised standards may be used.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, exploration and financial results, and other factors could have a significant effect on the price of the Company’s shares.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of Mineral Resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques. Material changes in mineral prices may affect the economic viability of any project.

Laws and Regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety, waste disposal, protection of the environment, protection of historic and archeological sites, protection of endangered and protected species and other matters in all the jurisdictions in which it operates. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. The Company applies the expertise of its management, advisors, legal counsel, employees and contractors to ensure compliance with current laws.

Political, Economic and Social Environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, interest rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in jurisdictions where the Company operates may adversely affect the Company’s business.

As a Result of Social Media and Other Web-based Applications, Companies Today are at Much Greater Risk of Losing Control Over How They are Perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

The Company may be subject to Legal Proceedings that arise in the Ordinary Course of Business

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental, Climate Change, Health and Safety Regulation Compliance

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Dependence on Key Personnel

The Company depends highly on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources may be required. The Company maintains no “Key Man” insurance coverage, and the loss or unavailability of any of its key personnel could have a negative effect on the Company’s ability to operate effectively.

Conflicts of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Azucar and Almadex. Almadex acts as a lender to the Company pursuant to a gold loan agreement dated as of May 14, 2019 (the “Gold Loan Agreement”). See the section entitled “Material Contracts”. Kevin O’Kane also serves on the board of IAMGOLD Corporation and NorthIsle Copper and Gold Inc. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

Foreign Operations

Any activities of the Company in foreign countries are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the U.S. affecting foreign trade, investment and taxation.

Foreign Currency Fluctuations

At the present time, a majority of the Company’s activities are carried on outside of Canada. Accordingly, it is subject to risks associated with fluctuations of the rate of exchange between the Canadian dollar and foreign currencies.

The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging.

Competition

There is competition from other mining exploration companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Lack of a Dividend Policy

The Company does not intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends which the Company may pay will remain subject to the discretion of the Company’s board of directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

ESTMA Risks

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

Cybersecurity Risks

As is typical of modern businesses, the Company is reliant on the continuous and uninterrupted operation of its information technology (“IT”) systems. User access and security of all Company sites and IT systems can be critical elements to its operations, as is cloud security, security of all of the Company’s IT systems, and protection against cyber security incidents. Any IT failure pertaining to availability, access or system security could potentially result in disruption of the activities of the Company and its personnel, and could adversely affect the reputation, operations or financial performance of the Company.

Potential risks to the Company’s IT systems could include unauthorized attempts to extract business sensitive, confidential or personal information, denial of access extortion, corruption of information or disruption of business processes, or by inadvertent or intentional actions by the Company’s employees or vendors. A cybersecurity incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, all of which could materially impact the Company’s business or reputation.

Foreign Incorporation and Civil Liabilities

The Company was created under amalgamation under the laws of the Province of British Columbia, Canada. With the exception of Alfredo Phillips, who is a resident of Mexico, all of the Company’s directors and officers are residents of Canada, and all of the Company’s assets and its subsidiaries are located outside the U.S. Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

The Company Could Be Deemed a Passive Foreign Investment Company Which Could Have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is a PFIC, then owners of the Company’s shares who are U.S. taxpayers generally will be required to include distributions or any gain realized upon a disposition or deemed disposition of shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer timely makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s shares.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets. Russia’s recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices and global economies more broadly. Volatility in commodity prices may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Information Form, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on our shareholders and counterparties on which we rely and transact with, may materialize and may have an adverse effect on the Company’s business, results of operation and financial condition.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since its inception, declared or paid any dividends on its shares. The Company does not intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends which the Company may pay will remain subject to the discretion of the Company’s board of directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

DESCRIPTION OF CAPITAL STRUCTURE

General

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure of the Company consists of an unlimited number of common shares without par value. All the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The directors may by resolution make any changes in the authorized share structure as may be permitted under Section 54 of the BCBCA, and may by resolution make or authorize the making of any alterations to the Articles and the Notice of Articles as may be required by such changes.

The Company may by ordinary resolution, create or vary special rights and restrictions as provided in Section 58 of the BCBCA. No alteration will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting under the BCBCA nor more than 6 months from its preceding fiscal year end under the policies of the TSX) and place as may be determined by the directors. The directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the BCBCA, shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the BCBCA.

There are no limitations upon the rights to own securities.

There are no provisions in the Articles that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed by news release and notices filed in accordance with Canadian securities laws and by notices to the TSX.

Shareholder Rights Plan

On April 13, 2011, the Company’s board of directors adopted a Shareholder Rights Plan Agreement (the “Rights Plan”) between the Company and Computershare Investor Services Inc. (“Computershare”) as Rights Agent. The Rights Plan was subsequently approved by the shareholders of the Company at the Annual General and Special Meeting held June 28, 2011, reconfirmed by the shareholders of the Company at the 2014 Annual General Meeting, amended and reconfirmed at the 2017 Annual General Meeting and reconfirmed at the 2020 Annual General Meeting. The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure, and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares trade on the TSX in Toronto, Ontario, Canada having the symbol “AMM,” and on the OTCQB having the symbol “AAUAF”. The Company’s common shares commenced trading on the TSX on February 11, 2002, and on the OTCQB on April 5, 2024.

The following table sets forth, on a monthly basis, for the Company’s most recently completed financial year (the year ending December 31, 2024), the high and low sale prices per common share and the total monthly trading volumes, as reported on the TSX.

Month	High	Low	Volume
January	$0.20	$0.16	184,000
February	$0.20	$0.17	69,300
March	$0.19	$0.18	136,700
April	$0.21	$0.14	1,915,600
May	$0.18	$0.15	633,300
June	$0.16	$0.08	1,008,700
July	$0.09	$0.07	440,100
August	$0.08	$0.06	4,337,200
September	$0.08	$0.05	4,805,800
October	$0.08	$0.06	427,600
November	$0.07	$0.05	922,000
December	$0.06	$0.05	1,790,000

The following table sets forth, on a monthly basis, for the financial year ended December 31, 2024, the high and low sale prices per common share and the total monthly trading volumes, as reported on the OTCQB.

Month	High (US$)	Low (US$)	Volume
January	$0.15	$0.13	2,838,000
February	$0.14	$0.13	3,237,900
March	$0.15	$0.13	4,416,500
April	$0.15	$0.10	5,544,500
May	$0.14	$0.11	1,394,300
June	$0.13	$0.05	2,412,800
July	$0.07	$0.05	1,659,900
August	$0.06	$0.04	1,728,600
September	$0.07	$0.04	751,300
October	$0.06	$0.04	1,078,700
November	$0.06	$0.03	1,903,800
December	$0.05	$0.03	2,999,700

Prior Sales

During the financial year ended December 31, 2024, the Company did not issue any securities.

DIRECTORS AND OFFICERS

The following table lists the directors of the Company as of March 17, 2025. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada with the exception of Alfredo Phillips, who is a resident and citizen of Mexico.

Directors of the Company

Name and Jurisdiction of Residence	Age	Date First Elected or Appointed
James Duane Poliquin, BC, Canada	84	February 1, 2002(4)
Morgan Poliquin, BC, Canada	53	February 1, 2002(4)
Kevin O’Kane,(1)(2)(3) MB, Canada	65	March 31, 2021
Alfredo Phillips,(1)(2)(3) CDMX, Mexico	63	March 31, 2021
Ria Fitzgerald,(1)(2)(3) BC, Canada	46	June 29, 2021

(1) Member of Audit Committee

(2) Member of Nominating and Corporate Governance Committee

(3) Member of Compensation Committee

(4) Date of issue of the Certificate of Amalgamation

Duane Poliquin was a director of Almaden Resources Corporation since September 1980 and Morgan Poliquin since June 1999. Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996.

The following table lists the executive officers of the Company as of March 20, 2024. The executive officers serve at the pleasure of the board of directors, subject to the terms of executive compensation agreements hereinafter described. All executive officers are residents British Columbia, Canada and citizens of Canada.

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Board Chair	84	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	53	March 1, 2007
Korm Trieu	Chief Financial Officer & Corp. Secretary	59	May 30, 2011
Douglas McDonald	Executive Vice-President	56	September 22, 2014
John A. Thomas	Vice-President, Project Development	77	September 9, 2019

(1) Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.

Duane Poliquin is a registered professional geological engineer with over 50 years of experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career. He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. Mr. Poliquin spends virtually all of his time on the affairs of the Company, Azucar and Almadex, of which he also serves as Board Chair and a director, his principal occupation during the preceding five years.

Morgan Poliquin is a registered professional geological engineer with over 20 years’ experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994). In 1996, he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter. He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time directing the exploration programs and the affairs of the Company, Azucar and Almadex, of which he also serves as President, CEO and a director, his principal occupation during the preceding five years.

Kevin O’Kane is a registered professional engineer with more than 40 years of experience in the global mining industry, his principal occupation during the preceding five years. He has held executive positions with BHP in South America, including Project Director, Vice President of Health, Safety and Environment, and Asset President. Most recently, Mr. O’Kane held the position of Executive Vice-President and Chief Operating Officer for SSR Mining Inc (2018 - 2020). and is a former Director of SolGold PLC. He holds the ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D). He is fluent in Spanish and brings a wealth of technical, operational and HSCE leadership combined with Latin American knowledge to Almaden’s Board. Mr. O’Kane also serves on the Boards of IAMGOLD Corporation, NorthIsle Copper and Gold Inc and Compañía Minera Autlán, S.A.B. de C.V. (Mexico).

Alfredo Phillips is a seasoned business executive in Mexican primary industries, his principal occupation during the preceding five years. Most recently, he served as the Vice President of Corporate Affairs and National Director for Mexico at Argonaut Gold Inc. In October 2023, he started advising Argonaut Gold on the sale of their Mexican assets and permitting needs until the purchase of the assets by Heliostar in October of 2024. He also advised NewGold on a program to build their reputation as a world-class mine closure for their San Luis Potosí Cerro San Pedro project. Prior to this position, he served as Head of Governmental Affairs in Mexico at Arcelor Mittal, the world’s largest steel producer, and in a similar capacity for Torex Gold for close to seven years. Mr. Phillips is a member of the new Mining Commission of the Canadian Chamber of Commerce and was, until recently, Vice president of the Mining Task Force (previously President of the same Task Force). He continues to serve on the Board of the Chamber and was the founding Chairman of the Guerrero Mining Cluster in 2016. He is also currently Vice-Rector for Student Attraction, Marketing, and Communications at a new Liberal Arts College, Universidad de la Libertad in Mexico City, where he also teaches Expressive Clarity, Smart Skills (Behavioral Economics), and Leadership and High Performing Teams. He also serves on the board of directors of the Latin American and Caribbean Council on Renewable Energy (LAC-CORE) and Naturalia AC, an environmental NGO (partnering with the Nature Conservancy and the US National Park Service-Borderlands Restoration Network). Mr. Phillips received a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a Master’s in Public Administration from the Kennedy School of Government at Harvard University.

Ria Fitzgerald is a business development consultant with over twenty years of experience in equity capital markets, mergers and acquisitions, project financing and project development with global and start-up companies in the mining, infrastructure, and renewable power sectors, her principal occupation during the preceding five years. She is currently the Director of Mining at Solvest Inc., a renewable energy company. Ms. Fitzgerald has ten years of experience as an investment banker focused on the mining industry, where she was involved in over 100 financings raising more than $7 billion in private and public equity for global mining companies. She has also supported mining companies in providing strategic analysis regarding mergers & acquisitions, and financings. Ms. Fitzgerald’s most recent experience is in project development and financing for sustainable and renewable energy projects at mines and remote communities with a focus on collaborative partnerships between the mines and the local communities. Ms. Fitzgerald holds a Bachelor of Commerce degree from the University of Saskatchewan, where she graduated with High Honours and Great Distinction in finance and holds both the Chartered Financial Analyst designation and the Certificate in ESG Investing from the CFA Institute.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 20 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends all of his business time on the affairs of the Company along with Azucar and Almadex, of which he is also the Chief Financial Officer and Corporate Secretary, his principal occupation during the preceding five years.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 25 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company, along with Azucar and Almadex, of which he is also a director and the Executive Vice-President, his principal occupation during the preceding five years.

John A. Thomas is a professional engineer, who holds a BSc, an MSc and a PhD in chemical engineering from the University of Manchester in the United Kingdom. He also received a diploma in accounting and finance from the U.K. Association of Certified Accountants. He has over 45 years of experience in the mining industry, including both base metal and precious metal projects in several countries including Brazil, Venezuela, Costa Rica, Russia, Kazakhstan, Canada and Zambia, his principal occupation during the preceding five years. His experience covers a wide range of activities in the mining industry from process development, management of feasibility studies, engineering and management of construction, and operation of mines. He served as VP Projects for Atlantic Gold for six years during which time he acted as a Qualified Person under NI 43-101 for the construction of the Moose River Consolidated Mine.

Share Ownership

The following table lists, as of March 17, 2025, directors and executive officers who beneficially own the Company’s voting securities (common shares) and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership	Percent of Class*
Common	Duane Poliquin	4,873,136(1)(9)	3.52%
Common	Morgan Poliquin	5,001,893(2)(9)	3.56%
Common	Kevin O’Kane	800,000(3)	0.58%
Common	Alfredo Phillips	800,000(4)	0.58%
Common	Ria Fitzgerald	800,000(5)	0.58%
Common	Korm Trieu	1,225,144(6)	0.89%
Common	Doug McDonald	1,274,401(7)	0.92%
Common	John A. Thomas	300,000(8)	0.22%
	Total Directors/Officers as group	15,074,574	10.84%
(1)	Of these shares 1,415,000 represent currently exercisable stock options.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 800,000 represent currently exercisable stock options.
(4)	Of these shares 800,000 represent currently exercisable stock options.
(5)	Of these shares 800,000 represent currently exercisable stock options.
(6)	Of these shares 1,145,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(7)	Of these shares, 1,150,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(8)	Of these shares 300,000 represent currently exercisable stock options.
(9)	Pursuant to a voting trust agreement among Duane Poliquin, Morgan Poliquin and Ernesto Echavarria dated December 17, 2009 (the “Voting Trust Agreement”), Duane Poliquin and Morgan Poliquin jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria holds less than 10% of the Company’s common shares.
*	Based on 137,221,408 shares outstanding as of March 17, 2025 and stock options and warrants exercisable within 60 days held by each beneficial owner.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the best of our knowledge, no director or executive officer of the Company, is, or within the ten years prior to the date hereof, has been, a director, chief executive officer or chief financial officer that: (i) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions under Canadian securities legislation, that was in effect for a period of more than thirty consecutive days, or (ii) after that person ceased to act in that capacity, was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, that was in effect for a period of more than thirty consecutive days and which resulted from an event that occurred while that person was acting in that capacity.

Bankruptcies

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, (i) has, during the ten years prior to the date hereof, been a director or executive officer of any company that, while that person was acting in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets, or (ii) has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

Penalties or Sanctions

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. See the section entitled “Risk Factors – Conflicts of Interest”.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Board has adopted a Charter for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The full text of the Audit Committee Charter is attached hereto as Appendix “A”.

Composition of the Audit Committee

The members of the Audit Committee are Kevin O’Kane, Alfredo Phillips and Ria Fitzgerald, all of whom are considered to be independent and financially literate within the meaning of NI 52-110 – Audit Committees. For information regarding the relevant education and experience of the members of the Audit Committee, see each committee members’ bio under the section entitled “Directors and Officers”.

Audit Committee Oversight

At no time since the commencement of the most recently completed financial year of the Company was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson & Company LLP. Any services provided by Davidson & Company LLP that are not specifically included within the scope of the audit must be preapproved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services before the completion of the engagement.

External Auditor Service Fees

The following table lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by Davidson & Company LLP for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Nature of Fees Billed	December 31, 2024	December 31, 2023
Audit Fees	$65,000	$60,500
Audit-Related Fees	793	797
Tax Fees	-	-
All Other Fees	-	-

Fiscal 2024 and Fiscal 2023 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of this Annual Information Form. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

Historic LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On April 7, 2015, the Ejido Tecoltemi, a community granted communal agrarian lands by the Mexican Government and whose lands (the “Ejido Lands”) overlapped with the southeastern portion of the Company’s original mineral concessions, filed an Amparo in a lower court in Puebla State, claiming that Mexico’s mineral title system is unconstitutional because Indigenous consultation is not required before the granting of mineral title. The Amparo was against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), and used the Company’s two Original Concessions covering the Ixtaca Project as the subject matter of the Amparo. Almaden, through its Mexican subsidiary Minera Gorrión, was therefore considered an interested party in the Amparo. The Original Concessions covered Almaden’s Ixtaca Project and the Ejido Lands. The Ejido Lands overlapped approximately 330 ha of the far southeastern corner of the Original Concessions and are not considered material to the Ixtaca Project.

Shortly after the Amparo was filed in April 2015, the lower court in Puebla State ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

Mineral tenure over the Ejido Lands is not material to the Ixtaca Project. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Company’s concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation could be completed.

Under Mexican law, any decisions in the Amparo, such as the April 15, 2019 lower court ruling, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior (Collegiate) Court accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the April 15, 2019 provisional lower court decision in the Amparo.

On April 14, 2021, the Company announced that the Collegiate Court issued its decision on the Amparo, stating that it does not have the necessary authority to rule on the appeals. The case passed directly to the Supreme Court of Justice of Mexico (“SCJN”).

In early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that Economia should have provided for a consultation procedure with relevant indigenous communities prior to issuing mineral titles to the Company. The SCJN ordered Economia to declare Almaden’s mineral titles ineffective - to revert them to application status - and to conduct indigenous consultation prior to re-issuing them.

The SCJN decision provided guidance to Mexican authorities regarding the procedures required to be followed by those authorities in the follow-up to its decision and performance of indigenous consultation. The decision also clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of any indigenous community. The lower court in Puebla State was responsible for ensuring that the SCJN decision was properly implemented.

On July 4, 2022, the Company announced that Economia was officially notified of the SCJN decision and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project were “ineffective”, or void. Almaden understood this to mean that the mineral title reverted to application status and that these applications remained effective and preserved the mineral rights for Almaden but did not allow the Company to engage in exploration until such time as Economia completed its court-ordered indigenous consultation.

On February 22, 2023, the Company announced that Economia made a submission to the lower court in Puebla State seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appears to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the 2022 decision of the SCJN. Such consultation would have been welcomed by both the Company and surrounding community members.

On April 13, 2023, Almaden reported that the lower court in Puebla State ruled that the Submission formally complied with the SCJN decision. However, the court ruling appeared to rely heavily on Economia’s Submission regarding the Company’s 2002 and 2008 title applications, and in its decision the court did not provide arguments to address the Company’s challenge of the Submission.

Almaden and local community members filed separate appeals of this decision to the Federal Appeals court (“TCC”), which in October 2023 dismissed all of the appeals filed by the Parties and confirmed the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications.

However, the TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

On December 13, 2023, the Company delivered to Mexico a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico. Almaden sent the Request for Consultations to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional).

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	Economia’s declaration that the Project’s mineral titles were “insubsistente”, or ineffective;
•	Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and
•	the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the environmental permit (Manifiesto de Impacto Ambiental) for the Ixtaca project.

The Request for Consultations enabled the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Request for Consultations initiated a six-month consultation period between the parties, during which they are to attempt to amicably settle the dispute. If no settlement is reached in that six-month period, the Company may then initiate international arbitration proceedings against Mexico in accordance with the CPTPP after serving a notice of intent to submit claims to arbitration.

On March 14, 2024, the Company delivered to Mexico written notice of its intention to submit a claim (“Claim”) to arbitration against Mexico (the “Notice”) in accordance with Article 9.19.3 of the CPTPP. This Notice was delivered by Almaden together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries. Mexico agreed to hold one consultation meeting, which took place on May 30, 2024, but it did not result in an amicable resolution of the investment dispute.

On June 11, 2024, the Company informed shareholders that a requirement for submitting a claim to arbitration under the CPTPP is that the Company waive its rights to continue legal action in domestic (Mexican) courts. Almaden therefore instructed Mexican counsel to withdraw from its legal challenge in the TFJA and other legal proceedings challenging Mexico’s decisions in respect of the Company’s mineral claims. Discontinuing the Mexican legal actions allowed Almaden to focus on the arbitration under the CPTPP, which will be adjudicated pursuant to the arbitration rules of the International Centre for Settlement of Investment Disputes (“ICSID”). As noted in the Company’s press release of March 14, 2024, based on a preliminary estimate Almaden will be seeking damages of no less than US$200 million, in the aggregate.

On June 17, 2024 the Company announced that it had filed its Request for Arbitration with ICSID.

The following key legal milestones were met during 2024 after the filing of the Request for Arbitration:

•	Each of the Company and Mexico appointed an arbitrator to the three-person arbitration panel (the “Tribunal”);

•	The third and presiding arbitrator was also appointed, and the Tribunal duly constituted. The place of the arbitration is Washington, D.C.;

•	The Tribunal held its first session with the Company and Mexico on November 20, 2024;

•	As determined by the Tribunal, the Company will submit its Memorial document, which describes in detail the Company’s legal arguments and evidence, by March 20, 2025;

•	The Company has engaged a quantum expert to assess the damages relating to the Claim. This work will form an important part of the Memorial submission;

•	The Company and its legal representatives continued to prepare the case. Document analysis and interviews with pertinent personnel and experts progressed as scheduled.

Historic Claim Reduction Efforts

In 2015, after learning about the Amparo, Almaden commenced a process to voluntarily cancel approximately 7,000 ha of its Original Concessions, including the area covering the Ejido Lands, to assure the Ejido Tecoltemi that Almaden would not interfere with the Ejido Lands, and to reduce Almaden’s land holding costs.

Almaden divided the Original Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) and then voluntarily cancelled the Overlapping Concessions. The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017 after the issuance of a court order.

In June 2017, the Ejido Tecoltemi, the complainant in the Amparo, filed a legal complaint about the court order leading to the New Concessions, and on February 1, 2018, the court reviewing the complaint ruled the Ejido Tecoltemi’s complaint was founded, and sent the ruling to the court hearing the Amparo.

On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions were left without effect, and the Original Concessions were in full force and effect (the “December 2018 Communication”).

On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions were valid and that the New Concessions were cancelled.

On June 10, 2019, Almaden’s subsidiary appealed the December 2018 Communication, and subsequent cancellation of the New Concessions. On September 26, 2019, the lower court refused to hear the appeal, but on October 14, 2019, a higher court agreed to hear the appeal.

On December 1, 2020, the higher court denied the Company’s October 14, 2019 appeal, which objected to the reinstatement by the Mexican mining authorities of the Company’s Original Concessions. This court decision upheld the action of Mexican mining authorities that reinstated the Original Concessions as the Company’s sole mineral claims over the Ixtaca Project, and which left the New Concessions the Company was awarded in 2017 as held without effect. However, the decision also stated that the Company had the right to defend the New Concessions through the applicable legal procedures (such as the administrative challenge referred to below).

In communications with the lower court and mineral title certificates issued by the General Directorate of Mines directly to Almaden on December 16, 2019 (the “December 2019 Certificates”), the applicable Mexican records reflected the position that the Original Concessions (the subject matter of the Amparo) were active and owned by Almaden (through its Mexican subsidiary) and the New Concessions were left without effect. The Mexican mining authorities also indicated in the December 2019 Certificates that their position was subject to the final resolution of the Amparo.

On January 21, 2020, the Company filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates, which represented the first time that Almaden had been directly notified of any changes in its mineral tenure.

Almaden believes that the December 2018 Communication from the Mexican mining authorities is the basis for the recorded change in its mineral tenure. The Company’s Mexican counsel advised that the December 2018 Communication should have had no legal effect as it was only provided to the lower court, was never officially served on the Company and was not issued by an official possessing the necessary legal authority. While the December 2018 Communication was dated December 21, 2018, the Company first became aware of it in May 2019 through a review of court documents.

On November 15, 2022, after Economia had reverted the Original Concessions to the application status pursuant to the SCJN Amparo ruling, the Company submitted amended title applications which substantially reduced the area being requested. The General Directorate of Mines did not respond to these amended mineral title applications.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this Annual Information Form, no director, officer or principal shareholder of the Company, or any associate or affiliate of any of the foregoing persons or entities, has any direct or indirect material interest in any transaction within three years of the date of this Annual Information Form or in any proposed transaction of the Company that has materially affected or will materially affect the Company or any of our subsidiaries.

TRANSFER AGENT AND REGISTRAR

Computershare, at its offices in Vancouver, British Columbia and Toronto, Ontario, is the registrar and transfer agent of the Company’s common shares.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts entered into by the Company during the most recently completed financial year until the date of this Annual Information Form or before the most recently completed financial year of the Company but which are still in effect, are as follows:

1.	Gold Loan Agreement (as defined below)
2.	Rights Plan
3.	Voting Trust Agreement
4.	Placement Agreement
5.	Azucar Agreement (as defined below)
6.	Almadex Agreement (as defined below)
7.	Salary Deferral and Amendment Agreement (as defined below)
8.	Rock Creek Mill Sale/Purchase Agreement (as defined below)

In order to minimize shareholder dilution, the Company entered into the Gold Loan Agreement dated as of May 14, 2019 with Almadex. Under the Gold Loan Agreement, the Company could borrow from Almadex up to 1,597 ounces of 99.99% purity gold bullion. Upon receiving a drawdown notice, Almadex would sell the requested gold and send the proceeds in US dollars to Almaden. Interest was set at 10% per year, calculated monthly, either paid quarterly or accrued to the loan value. The loan, plus any accrued but unpaid interest, is due March 31, 2024, but may be extended to March 31, 2026 upon written notice from Almaden to Almadex. Repayment may be in the form of gold or common shares of Almaden, and may include voluntary prepayment, with the form of repayment selected at the sole discretion of Almadex. A maximum of 11,172,671 common shares of Almaden are issuable for repayment of principal and interest, with any additional amounts due payable in gold. Mandatory prepayment of 100 ounces of gold is required on the last business day of each month following the date when Almaden’s Ixtaca Project begins commercial production. Almaden has now drawn down 1,200 ounces under the Gold Loan. As at December 31, 2024, the Company had 397 ounces of gold bullion remaining on its account.

On March 12, 2024, the Company formally notified the Lender to extend the maturity date of the Gold Loan from March 31, 2024 to March 31, 2026. However, on June 26, 2024, the Gold Loan was amended by both the Borrower and the Company in connection with its Ixtaca Project and to extend the maturity date from March 31, 2026 to March 31, 2030. Upon maturity date, at the discretion of the Lender, Almadex still has the right to convert the Loan Value into Shares at the same conversion rate. However, the maximum number of Shares issuable is at 13,722,000 Shares. If any additional payments are required, the balance of the Loan Value shall be paid by gold bullion.

On May 15, 2015, the Company entered into an administrative services agreement (the “Azucar Agreement”) with Azucar, as amended. Under the Azucar Agreement, the Company is the sole and exclusive manager of Azucar and provides Azucar with general management services and day-to-day operation of Azucar. These services include:

•	office space;
•	executive personnel and human resources;
•	geological technical support; and
•	accounting and financial services.

Azucar compensates the Company 8% (2023 – 5%) of the Company’s actual monthly cost of rent for any shared facilities, and 8% (2023 – 5%) of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

On March 29, 2018, the Company entered into an administrative services agreement (the “Almadex Agreement”) with Almadex. Under the Almadex Agreement, the Company is the sole and exclusive manager of Almadex and provides Almadex with general management services and day-to-day operation of Almadex. These services include:

•	office space;
•	executive personnel and human resources;
•	geological technical support; and
•	accounting and financial services.

Almadex compensates the Company 66% (2023 – 66%) of the Company’s actual monthly cost of rent for any shared facilities, and 66% (2023 – 66%) of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

Both the Azucar Agreement and the Almadex Agreement (together, the “Administrative Services Agreements”) have initial 5-year terms, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the Administrative Services Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Administrative Services Agreement, the Administrative Services Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

On September 1, 2022, the Board Chair signed a salary deferral and amendment agreement with the Company (the “Salary Deferral and Amendment Agreement”). As at December 31, 2021, the Company owed $256,000 to the Chair as a result of the Chair deferring his salary from May 1, 2019 to December 31, 2021. On September 1, 2022, the Board Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and recorded as a gain on debt forgiveness on the statement of comprehensive loss. the new amount owed of $78,800 was paid on December 15, 2022.

On March 3, 2025, the Company announce that it has entered into a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill to Metals Exploration PLC (LSE AIM: MTL) (the “Purchaser”) for a purchase price of US$9,700,000 (the “Purchase Price”). The Rock Creek Mill is located in Nome, Alaska.

Closing of the transaction is subject to certain conditions, including completion by the Purchaser of a final inspection, and is expected to occur on or prior to August 31, 2025. The Purchase Price shall be payable in certain instalments as follows:

•	US$2,000,000 is due within 14 days of the execution of the Agreement.
•	US$3,000,000 shall be paid upon verification of transport scheduling (expected to take place on or around March 31, 2025).
•	US$2,000,000 shall be paid following the final inspection (expected to take place on or around April 30, 2025).
•	US$2,700,000 shall be paid when the assets are prepared for shipment (expected to take place on or around August 31, 2025), subject to adjustment based on the final inspection.

15% of the Purchase Price shall by payable as a commission by Almaden to an equipment sales broker.

INTERESTS OF EXPERTS

The following persons and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations, published by the Canadian Securities Administrators, during, or relating to, the most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or Company:

•	Tracey Meintjes, P.Eng., and Jesse Aarsen, P.Eng., of Moose Mountain Technical Services; Kristopher Raffle, P.Geo., of Apex Geoscience Ltd; G.H. Giroux, P.Eng., of Giroux Consultants Ltd; and Clara Balasko, P.E., and Edward Wellman PE, PG, CEG, of SRK Consulting (U.S.), Inc. in respect of the Technical Report; and

•	Clara Balasko no longer works for SRK Consulting (U.S.), Inc. and R. Breese Burnley, P.E. of SRK Consulting (U.S.), Inc., has assumed responsibility for the portions of the scientific and technical information in the Technical Report previously attributed to Ms. Balasko.

To the best knowledge of the Company, after reasonable enquiry, the foregoing persons or companies, beneficially own, directly or indirectly, or exercises control or direction over less than 1% of the common shares of the Company. None of the aforementioned persons or firms, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

Davidson & Company LLP, Chartered Professional Accountants, have audited the Financial Statements for the financial year ended December 31, 2024. Davidson & Company LLP is independent of the Company, in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders. Additional financial information is also provided in our audited consolidated financial statements for the years ended December 31, 2024 and 2023, and management’s discussion and analysis for the year ended December 31, 2024. The foregoing disclosure documents, along with additional information relating to Almaden, may be found on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov, or on our website at www.almadenminerals.com.

APPENDIX “A”

AUDIT COMMITTEE CHARTER

ALMADEN MINERALS LTD.
(the “Company”)

Purpose

To assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting, the audit process, and the company’s process for monitoring compliance with laws and regulations and this code of conduct (the “Charter”).

This Charter is created in order to define the Committee's objectives, the range of its authority, the scope of its activities and its duties and responsibilities. It is intended to give Committee members, management and external auditors a clear understanding of their respective roles. The Committee and the Board will review and assess the adequacy of this Charter annually.

Rules and Regulations

The Committee and its members are governed by the relevant laws, regulations and rules respecting audit committees to which the Company is subject, as promulgated by federal, state or provincial governments, the Securities and Exchange Commission, the Canadian Securities Commissions and Administrators and any other regulatory body or exchange or organised marketplace (collectively, “Regulatory Bodies”).

Authority

The Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

➢	With the consent of the Board, retain outside counsel, accountants or others to advise the Committee or assist in the conduct of an investigation.
➢	Seek any information it requires from employees-all of whom are directed to cooperate with the Committee’s requests-or external parties.
➢	Meet with Company officers, external auditors or outside counsel, as necessary.
➢	The Committee is responsible for recommending to the Board the compensation of the external auditors.
➢	Subject to the requirements of the Business Corporations Act (British Columbia), the Board maintains the ultimate authority to submit proposals to the shareholders of the Company for the appointment or removal of the external auditors and the determination of such external auditors’ compensation.
➢	Approval of non-audit services by the Auditors.
➢	The Committee approves or pre-approves all non-audit services (as defined in the Sarbanes-Oxley Act of 2002, Multilateral Instrument 52-110 and any other applicable audit committee rules, regulations and policies) rendered by the external auditors of the Company for the benefit of the Company or any of its subsidiaries. The Committee may establish policies and procedures for the pre-approval of non-audit services in accordance with applicable audit committee rules.

Composition

The Committee will consist of at least two and no more than four members of the Board. The Board will appoint committee members and the committee chair.

A-1

Each Committee member be both independent and financially literate, as defined by applicable regulation and the Board. At least one member shall have expertise in financial reporting.

Meetings

The Committee will meet at least once a year, with authority to convene additional meetings, as circumstances require. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors (see below) and executive sessions. Minutes will be prepared.

Responsibilities

The Committee will carry out the following responsibilities.

Financial Statements

➢	Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the financial statements.
➢	Review with management and the auditors the results of the audit, including any difficulties encountered.
➢	Review the annual financial statements, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles.
➢	Review other sections of the annual report before release and consider the accuracy and completeness of the information.
➢	Review with management and the auditors all matters required to be communicated to the Board under generally accepted auditing standards.
➢	Understand how management develops interim financial information, and the nature and extent of auditor involvement.
➢	Review interim financial reports with management before filing with regulators, and consider whether they are complete and consistent with the information known to Committee members.

Internal Control

➢	Consider the effectiveness of the Company’s internal control over annual and interim financial reporting, including information technology security and control.
➢	Understand the scope of auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s responses.

Audit

➢	Review the auditors’ proposed audit scope and approach, significant accounting policies, audit conclusions regarding significant accounting estimates/reserves and proposed fee arrangements for ongoing and special projects.
➢	Review the performance of the auditors, and exercise final approval on the appointment or discharge of the auditors.
➢	Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.
➢	On a regular basis, meet separately with the auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

A-2

➢	The Committee is responsible for overseeing the work of any external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and external auditors regarding financial reporting.
➢	The Committee will review with management and the external auditors the Company's compliance with laws and regulations having to do with accounting and financial matters.

Compliance

➢	Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance.
➢	Review the findings of any examinations by regulatory agencies, and any auditor observations.
➢	Review the process for communicating the code of conduct to Company personnel, and for monitoring compliance therewith.
➢	Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Responsibilities

➢	Regularly report to the Board about Committee activities, issues and related recommendations.
➢	Provide and open avenue of communication between the auditors and the Board.
➢	Review any other reports the company issues that relate to Committee responsibilities.

Other Responsibilities

➢	The Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
➢	Perform other activities related to this charter as requested by the Board.
➢	Institute and oversee special investigations as needed.
➢	Review and assess the adequacy of the Committee charter annually, requesting Board approval for proposed changes.
➢	Confirm annually that all responsibilities outlined in this charter have been carried out.
➢	Evaluate the Committee’s and individual members’ performance on a regular basis.
➢	The Committee approves all services to be rendered by the Board or by related entities to such directors (related party transactions).

A-3

PURCHASE AGREEMENT

Broker: Savona Equipment Ltd., a duly organized corporation with a principal address at 6351 Trans Canada Hwy, Savona BC, Canada V0K 2J0

Representative: Jordan Downey – General Manager

This Purchase Agreement (“Agreement”) is made and effective as of the 28 day of February 2025 by and between:

Metals Exploration PLC, a duly organized corporation with its registered office at 27-28 Eastcastle Street, London, United Kingdom W1W 8DH (hereinafter referred to as the “Buyer”),

and

Almaden Minerals Ltd., a duly organized corporation with a principal address of 1333 Johnston Street, Suite 210, Vancouver, BC, Canada V6H 3R9 (hereinafter referred to as the “Seller”).

(The Buyer and the Seller are at times hereafter referred to individually as a “Party” and collectively, as the “Parties”).

WHEREAS, the Buyer wishes to buy and the Seller wishes to sell to the Buyer the Assets (as hereinafter defined):

WHEREAS, the Buyer completed an inspection of the Assets, to the satisfaction of the Buyer, on February 13, 2025 to February 16, 2025 (the “Inspection Date”); and

WHEREAS, the parties wish to memorialize the terms and conditions of the purchase and sale of the Assets in a written agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES, for and in consideration of the terms and conditions provided below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Parties hereto hereby agree as follows:

1.	Sale and Purchase of Assets.

1.1.	At the Closing (as hereinafter defined) and subject to the terms and conditions of this Agreement, the Seller agrees to sell and the Buyer agrees to purchase the items listed in Exhibit A attached hereto and made a part hereof (collectively, the “Assets”), free and clear of any security interest, lien, pledge, option, encumbrance whatsoever in law or in equity, at the Rock Creek site in the Cape Nome District, State of Alaska, USA (the “Site”).
1.2.	This Agreement constitutes a sale of the Assets only and is not a sale of any stock in any entity comprising of all or any part of the Seller. Buyer is not assuming and shall not be responsible for the payment of any liabilities or obligations of the Seller or the shareholders of Seller whatsoever, including but not limited to any collective bargaining agreement or other agreement, benefits, plans, or arrangements affecting employees or suppliers.

1.3.	THE BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, THE ASSETS ARE PURCHASED BY THE BUYER ON AN “AS IS, WHERE IS” BASIS IN THE SAME CONDITION, STATE AND LOCATION IN ALL MATERIAL RESPECTS AS AT THE INSPECTION DATE AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, IN FACT OR BY

LAW WITH RESPECT TO THE ASSETS, AND WITHOUT ANY RECOURSE TO THE SELLER OR ANY OF THEIR DIRECTORS, OFFICERS, SHAREHOLDERS, REPRESENTATIVES OR ADVISORS. PROVIDED THAT THE ASSETS ARE IN THE SAME CONDITION, STATE AND LOCATION IN ALL MATERIAL RESPECTS AS THEY WERE AT THE INSPECTION DATE, THE BUYER AGREES TO ACCEPT THE ASSETS IN SUCH CONDITION, STATE AND LOCATION AT THE CLOSING DATE BASED ON THE BUYER’S OWN INSPECTION, EXAMINATION AND DETERMINATION WITH RESPECT TO ALL MATTERS AND WITHOUT RELIANCE UPON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES OF ANY NATURE MADE BY OR ON BEHALF OF OR IMPUTED TO THE SELLER, EXCEPT IN EACH CASE AS EXPRESSLY SET FORTH IN THIS AGREEMENT.

Unless specifically stated in this Agreement, the Buyer acknowledges and agrees that no representation, warranty, term or condition, understanding or collateral agreement, whether statutory, express or implied, oral or written, legal, equitable, conventional, collateral or otherwise, is being given by the Seller in this Agreement, as to description, fitness for purpose, sufficiency to carry on any business, merchantability, quantity, condition, quality, value, suitability, durability, environmental condition, assignability or marketability of the Assets and all of the same are expressly excluded. The provisions of this Section 1.3 shall survive and not merge on Closing.

2.	Purchase Price.

2.1.	The aggregate purchase price for the Assets shall be Nine Million Seven Hundred Thousand US Dollars (US$ 9,700,000) (the "Purchase Price") which shall be payable by the Buyer to the Sellers according to the following schedule and in accordance with Section 2.2:

a.	an initial payment of US$2,000,000 of the Purchase Price is due within 14 days of the date of execution of this Agreement;

b.	a payment of US$3,000,000 of the Purchase Price shall be made upon the verification of transport scheduling. The Buyer shall use commercial reasonable efforts to have all transport and shipping arrangements in place by March 31, 2025;

c.	a payment of US$2,000,000 of the Purchase Price shall be made following a further and final inspection by the Buyer to establish, to its satisfaction, acting in good faith and subject to Section 2.2, that the Assets remain in the same condition, state and location in all material respects as at the Inspection Date and comprise all the items listed in Exhibit A (the “Final Inspection”) and prior to the commencement of demobilization activities, packaging, loading and transport. The Purchaser shall use commercially reasonable efforts to complete the Final Inspection prior to April 30, 2025 (the date of the actual Final Inspection being, the “Final Inspection Date”); and

d.	subject to any variation in accordance with Section 2.2, the final payment of US$2,700,000 of the Purchase Price (the “Final Payment”) shall be made when the Assets are prepared for shipment, prior to the loading of the Assets onto transport vehicles and/or removal from the Site and in any event, prior to the Transport Deadline (as defined below), and following an inspection by the Buyer, acting reasonably, of any Replacement Assets as they are packaged for shipment in accordance with Section 2.2(b).

2.2.	The Parties acknowledge that, at the Inspection Date, certain of the Assets as listed in Exhibit A under the heading “Replacement Assets” (the “Replacement Assets”) were not located at the Site or could not in any event be inspected by the Buyer. The Seller shall use commercially reasonable efforts to locate such Replacement Assets and ensure that they are present at the Site to enable the Buyer to carry out the Final Inspection. In the event that some or all of the Replacement Assets are not able to be inspected and verified by the Buyer to its reasonable satisfaction at the Final Inspection, then the Seller shall elect as follows:

a.	to have the cost of replacing any such Replacement Assets (on a like-for-like basis, in so far as reasonably practicable), as stated in the lowest bona fide quotation (including all taxes, duties and charges) obtained by Savona Equipment Ltd. (the “Broker”), deducted from the Final Payment; or

b.	to purchase the Replacement Assets and procure that they are delivered to the Site or the port as designated by the Buyer prior to the date of the Final Payment, for inspection by the Buyer, acting reasonably.

2.3.	The Seller hereby directs the Buyer that 85% of any payments of the Purchase Price shall be paid to the Seller by wire transfer, and 15% of any payments of the Purchase Price shall be paid to the Broker, on behalf of the Seller (collectively, the “Savona Payments”) by wire transfer.

3.	General Terms and Conditions

3.1	The Assets are being sold in the same condition and state in all material respects, as at the Inspection Date without further warranty or guarantee of condition. The Buyer has verified the condition of the Assets as at the Inspection Date meets their expectations.

3.2	The Asset list has been verified and confirmed by the Buyer prior to the execution of this Agreement.

3.3	The Buyer shall use commercially reasonable efforts to ensure the Assets are removed from the Site on or before August 31, 2025 (the “Transport Deadline”).

3.4	The Seller shall use commercially reasonable efforts to ensure access to the Site by the Buyer and their representatives, contractors and service providers (collective, “Representatives”) to dismantle, package, and remove the Assets.

3.5	The Buyer is responsible for the procurement of, and costs relating to, completion of the dismantling, packaging, loading, and transport of the Assets from the Site.

3.6	The Buyer is responsible for removal of Assets down to, but not including, concrete foundations.

3.7	The Buyer is not responsible for any general Site remediation work; except for, general cleaning and disposal of any spills, scrap, garbage, and mess resulting from dismantling, packaging, removal and transportation of the Assets.

3.8	The Buyer and their Representatives must abide by local laws and work safety rules and regulations.

3.9	Each Party is responsible for using best effort to provide adequate insurance coverage for their, and their Representatives’, equipment, and personnel required on-Site (including the Assets, which shall be insured by the Seller up to the Final Inspection Date and by the Buyer from the Final Inspection Date). The Seller shall provide evidence of such insurance policy to the Buyer on or prior to the Inspection Date.

3.10	The Seller is responsible for the security of the Site and the Assets until the Final Inspection Date, and the Buyer shall assume responsibility for the Assets with effect from the Final Inspection Date.

4.	Closing

4.1	Ownership and title to the Assets shall transfer to the Buyer upon completion of the final payment.

4.2	The consummation of the sale of the Assets as provided in this Agreement (the “Closing”) shall take place on or before August 31, 2025 (the “Closing Date”), upon completion of the Final Payment pursuant to Section 2.1(d), at the Site or at such location as shall be mutually agreeable to the Buyer and the Seller. At the Closing, the Seller shall evidence the transfer of title of the Assets by executing the Bill of Sale (as defined below).

4.3	Closing Documents and Deliveries.

a.	Seller’s Deliverables.

i.	At the Closing, the Seller shall deliver to, or cause to be delivered to, Buyer physical possession of all the Assets Ex Works (Incoterms 2020) the Site, a Bill of Sale for the Assets (the “Bill of Sale”), any documents of title and such other instruments or transfer documents as the Buyer shall reasonably deem necessary or appropriate for the sale and delivery of the Assets. Notwithstanding the foregoing, risk of loss shall be allocated in Section 12.

ii.	The Seller shall execute all legal documents necessary to convey clear title to the Buyer of the Assets transferred, and shall take such other actions as the Buyer may reasonably require for the Buyer to more fully and effectively take title to or assume the Assets on the terms set out in this Agreement.

5.	Representations and Warranties

5.1	The Seller represents and warrants to the Buyer with respect to itself as follows, as at the date of this Agreement and the Closing Date (unless stated otherwise):

a.	Title to Assets. The Seller is the lawful and beneficial owner of each of the assets outlined in Exhibit A to this Agreement. As of the Closing Date, the Assets will be free and clear of any security interest, claim, lien, pledge, option, encumbrance or restriction whatsoever in law or in equity.

b.	Condition of Assets. As of the Final Inspection Date, each of the Assets are in the same condition, state and location in all material respects as they were at the point they were verified by the Buyer on the Inspection Date and comprise all of the items listed in Exhibit A.

c.	Necessary Authority of Seller. The Seller has all requisite corporate power and capacity to enter into, deliver and perform this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitutes its valid and legally binding obligation, enforceable against the Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

d.	No Conflicts. The execution, delivery and performance of this Agreement by the Seller and its consummation of the transactions contemplated herein, do not and will not (i) require the consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third party, (ii) conflict with or result in any violation of or default under any provision of the constating documents of the Seller or any mortgage, indenture, lease, agreement or other instruments, security, encumbrance, permit, concession, grant, franchise or license to which the Seller are a party or by which its Assets are bound,

(iii) violate any law, ordinance, rule, regulation, judgment, order or decree applicable to the Seller, or (iv) result in the creation of any security interest, claim, lien, charge or encumbrance upon any of the Assets. For purposes of this Agreement, the term "Person" shall mean any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.

e.	Absence of Undisclosed Liabilities. The Seller does not have any indebtedness, liability, claim, loss, damage, or obligation, liquidated or unliquidated, secured or unsecured, of any nature, whether accrued, absolute, contingent or otherwise that would not, singly or in the aggregate, reasonably be expected to have a material adverse effect on the Assets or the ability of the Seller to perform its obligations under this Agreement.

5.2	The Buyer represents and warrants to the Seller as follows, as at the date of this Agreement and the Closing Date (unless stated otherwise):

a.	Necessary Authority. This Agreement has been duly executed and delivered by the Buyer and constitutes its valid and legally binding obligation, enforceable against the Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

b.	No Conflicts. The execution, delivery and performance of this Agreement by the Buyer and its consummation of the transactions contemplated herein, do not and will not (i) require the consent, approval, authorization, order, filing, registration or qualification of or with any Person which has not been obtained, (ii) conflict with or result in any violation of or default under any provision of the constitutional documents of the Buyer or of any material mortgage, indenture, lease, agreement or other instruments, security, encumbrance, permit, concession, grant, franchise or license to which the Buyer is a party or by which it or its properties are bound, or (iii) violate any law, ordinance, rule, regulation, judgment, order or decree applicable to the Buyer.

6.	Termination.

6.1	In the event the Seller fails to comply with all of the terms and conditions of this Agreement or otherwise fails to deliver the Assets (in the warranted condition or at all), unless the failure to deliver the Assets in the warranted condition is a result of the actions of the Buyer causing damage to such Assets as contemplated in Section 7.2, or its deliverables hereunder on or before the Closing hereof, the Buyer may, at its sole election and without prejudice to any other rights or remedies it has (including the right to claim damages for breach of this Agreement):

a.	so far as is practicable, proceed to Closing; or

b.	terminate this Agreement by notice to the Seller.

In the event that this Agreement is terminated by the Buyer as contemplated in this Section 6.1, the Seller shall promptly refund any instalments of the Purchase Price that have already been paid by the Buyer (including all amounts directed to be paid to the Broker pursuant to Section 2.2) prior to termination and the Buyer shall have no obligation to deliver any portion of the balance of the Purchase Price to the Seller. Termination of this Agreement shall be without prejudice to the rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of a breach of this Agreement which existed at or before the date of termination.

6.2	In the event the Buyer fails to comply with its payment obligations in respect of the Purchase Price (as contemplated in Section 2) or breaches any other material terms and conditions of this Agreement (other than as a result of the fault of the Seller), the Seller may, at its sole election and without prejudice to any other rights and remedies it has (including the right to claim damage for breach of this Agreement), including pursuant to Section 7.2, terminate this Agreement by notice to the Buyer.

In the event that this Agreement is terminated by the Seller as contemplated in this Section 6.2, any instalments of the Purchase Price that have already been paid by the Buyer shall be refunded to the Buyer (save to the extent equal to any damages suffered by the Seller, which sum may be retained by the Seller), and the Buyer shall have no obligation to deliver any portion of the balance of the Purchase Price to the Seller. Termination of this Agreement shall be without prejudice to the rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of a breach of this Agreement which existed at or before the date of termination.

7.	Indemnification.

7.1	The Seller shall indemnify and hold harmless the Buyer against and in respect of:

a.	any damage or deficiency resulting from any misrepresentations or breach of a representation or warranty by the Seller under this Agreement;

b.	all liabilities and obligations of, or claims against, the Buyer arising by reason of the Seller’s ownership or control of the Assets prior to the Closing Date;

c.	all suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable attorney’s fees, which may be imposed upon or incurred by or asserted against the Buyer incident to or arising out of any action, activity or operations of the Seller’s business prior to and including the Closing Date; and

d.	any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including without limitation, reasonable attorney fees, incident to any of the forgoing provisions of this paragraph;

Without prejudice to its right to indemnification, the Buyer shall give the Seller notice in writing as soon as practicable of any such third party action, suit, proceeding, claim, demand or assessment against the Buyer as referred to in Section 7.1(b) and (c), and the Seller shall have the option, at its own cost and expense, through counsel designated by it, to defend any such action or claim in accordance with this Section 7.

The Buyer shall have the right (but not the duty) to retain its own counsel and participate in the defense of any action or settlement of any such claim undertaken by the Seller.

Promptly upon receipt by the Buyer of a notice of a claim by a third party which may give rise to a claim for indemnification, the Buyer shall give written notice thereof to the Seller. If the Seller gives to the Buyer an agreement in writing, in form satisfactory to Buyer’s counsel, to defend such claim, the Seller may, at their sole expense, undertake the defense against such claim and may contest or settle such claim on such terms, at such time and in such manner as the Seller is its sole discretion shall elect and the Buyer shall execute such documents and take such steps as may be reasonable necessary to enable the Seller to conduct the defense of such claims. In any and all events, each of the Parties hereto shall have such access to the records and files of the other Party hereto to the extent relating to any such claim as may be reasonably necessary to effectively defend or participate in the defense thereof.

7.2	The Buyer shall indemnify and hold harmless the Seller against and in respect of any damage to: (i), the Site or the Adjacent Structure (as defined in the Side Letter (as defined below)); and (ii) if this Agreement is terminated for any reason prior to the Closing Date, the Assets, solely caused by the Buyer in connection with the Buyer’s dismantling, packaging, loading, or transport of Assets, or the securing (or failure to secure) the Adjacent Structure in a safe and non-hazardous condition, if applicable, in accordance with the Side Letter, and any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including without limitation, reasonable attorney fees, incident to any of the forgoing provisions of this paragraph.

7.3	The maximum aggregate liability of the Seller pursuant to Section 7.1 and the Buyer pursuant to Section 7.2, shall not exceed the actual amount of the Purchase Price received by the Seller pursuant to this Agreement.

8.	Agreement Fully Read and Understood.

This Agreement has been carefully read by all Parties, and the contents are known and understood by all Parties. The recitals stated above are incorporated herein by reference. The Parties have each taken the opportunity and waived or received independent legal advice from the attorneys of their choice with respect to the preparation, review and advisability of executing this Agreement. Prior to execution of this Agreement by each Party, acknowledges that they have executed this Agreement after independent investigation and without fraud, duress, or undue influence.

9.	Brokers.

The Seller and the Buyer represent to and agree with each other that no broker or finder, other than the Broker on behalf of Seller, has been involved in any manner in the negotiation or consummation of the transactions contemplated. The Seller agrees to indemnify and keep the Buyer harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders’ fees or commissions in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any statement or representation made or alleged to have been made by Seller, except for the Savona Payments made at the direction of the Seller.

10.	Taxes

All amounts payable by the Buyer to the Seller or the Broker pursuant to this Agreement are inclusive of any GST/HST, or any other federal, state or local or foreign value-added, sale, use, consumption, multi-staged, ad valorem, personal property, customs, export, excise, stamp, transfer, land or real property transfer, or similar taxes, duties, or charges, or any recording or filing fees or similar charges that are imposed by reason of the sale, transfer, assignment and delivery of the Assets or the payment of the Purchase Price to the Seller and the Broker (collectively, “Transfer Taxes”). All Transfer Taxes are the responsibility of and for the account of the Seller. The Buyer is responsible for the payment of any import taxes, duties or charges in respect of the Assets upon shipping to their final destination.

11.	Payment of Legal Fees.

The Buyer and the Seller shall each pay their own professional or other third-party fees incurred in the preparation, revision or modification of this Agreement.

12.	Risk of Loss.

Except pursuant to Section 7.2 and as provided below in respect of the Replacement Assets, any risk of any loss, damage, impairment, confiscation, or condemnation of the Assets or any part thereof shall be upon the Seller at all times prior to the Final Inspection Date. In any such event, the proceeds of, or any claim for any loss payable under, any Seller insurance policy, judgment or award shall be payable to the Seller, which may repair, replace or restore any such Asset as soon as possible after its loss, impairment, confiscation or condemnation or, if insurance proceeds are insufficient to repair, replace or restore the property, pay such proceeds to the Buyer, provided that in the event of substantial damage to a material part of the Assets, either party may terminate this

Agreement. In the event of termination, the Buyer shall receive a refund of the contract sum that has already been paid at the time of the loss. Following the Final Inspection Date, any risk of any loss, damage, impairment, confiscation, or condemnation of the Assets or any part thereof shall be upon the Buyer at all times. In respect of any Replacement Assets purchased by the Seller pursuant to Section 2.2b and subject to Section 7.2, the Seller shall bear any risk of any loss, damage, impairment, confiscation, or condemnation of the Replacement Assets or any part thereof, until the payment of the Final Payment by the Buyer.

13.	Miscellaneous.

13.1	Casualty prior to Closing. If prior to Final Inspection Date any of the Assets shall be damaged by fire or any other casualty, the Buyer shall have the option (i) of terminating this Agreement without liability, or (ii) to waive diminution in value and close under this Agreement, buying the Assets “as is,” in accordance with this Agreement in which event the Buyer shall be entitled to receive the proceeds of any insurance paid to the Seller by reason of such loss or damage.
13.2	Bulk Sale Law. The Buyer hereby waives compliance by the Seller with the provisions of any Bulk Sales law or similar statute of any state and the Seller agrees to indemnify the Buyer against and hold the Buyer harmless from any and all claims, demands, liabilities and obligations arising out of the failure or alleged failure of the Seller to comply with any such law in respect of such sales transfers. Where reasonably required, the Buyer and the Seller shall jointly execute a letter to creditors of the Sellers advising them of the sale.

13.3	Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia, and the federal laws of Canada applicable therein.

13.4	Dispute Resolution. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be determined by arbitration administered by ICDR Canada in accordance with its Canadian Arbitration Rules. The number of arbitrators shall be one. The place of arbitration shall be Vancouver, British Columbia, Canada and the language of the arbitration shall be English.

13.5	Effect of Agreement. This Agreement and the side letter between the Parties dated as of the date hereof (the “Side Letter”) sets forth the entire understanding of the parties. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties.

13.6	Severability. If any provisions of this Agreement shall for any reason be held invalid, then the invalidity of such specific provision shall not be held to invalidate any other provisions of this Agreement which shall, therefore, remain in full force and effect.

13.7	Notices. Any notice or other communications required or permitted hereunder shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, address as follows:

To the Buyer as follows:

Metals Exploration plc

27-28 Eastcastle Street, London, United Kingdom W1W 8DH

Email: Personal Information Redacted /

With Copy to:

Personal Information Redacted

To the Seller as follows:

Almaden Minerals Ltd.

1333 Johnston Street, Suite 210, Vancouver, BC, Canada V6H 3R9

Email: Personal Information Redacted

With Copy to:

Borden Ladner Gervais LLP

1200 Waterfront Centre, 200 Burrard Street, Vancouver, BC, Canada V7X 1T2

Email : Personal Information Redacted

Any such notice shall be deemed received if in person, transmitted by fax or e- mail or similar means of recorded communication upon receipt and delivery of electronic or written confirmation or if by registered mail, two (2) days following proper posting with the applicable postal service. Either party may change their address for purposes of giving notice upon written notice to the other party.

13.8	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together constitute one agreement. Delivery of an executed counterpart of this Agreement by facsimile or transmitted electronically in legible form, including without limitation in a tagged image format file (TIFF) or portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Agreement.

13.9	Assignment, Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No Party shall assign any of its rights or obligations hereunder without the prior written consent of the other Party.

13.10	Amendment, Waiver, Discharge of the Agreement. This Agreement may not be amended, released, or discharged except by an instrument in writing signed on behalf of each of the Parties hereto. The failure of a party to enforce any provision of this Agreement shall not be deemed a waiver by such Party of any other provision or subsequent breach of the same or any other obligation hereunder.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement on the date first above written.

SELLER

Almaden Minerals Ltd.

BY: Personal Information Redacted

BUYER

Metals Exploration PLC

BY: Personal Information Redacted

EXHIBIT A

THE ASSETS

[see attached]

Commercial Sensitive Information Redacted

Replacement Assets

Qty	Description	Kind of Pkgs

SIDE LETTER TO ROCK CREEK MILL PURCHASE AGREEMENT

BETWEEN:

Almaden Minerals Ltd., a duly organized corporation with a principal address of 1333 Johnston Street, Suite 210, Vancouver, BC, Canada V6H 3R9 (hereinafter referred to as the “Seller”).

and

Metals Exploration PLC, a duly organized corporation with its registered office at 27-28 Eastcastle Street, London, United Kingdom W1W 8DH (hereinafter referred to as the “Buyer”),

…28. February 2025

Dear Sirs

Purchase Agreement of even date (the “Agreement”) herewith entered into between the Seller and the Buyer (the “Parties”)

Terms defined in this letter have the meaning ascribed to them in the Agreement unless otherwise defined and references to Sections or Exhibits herein relate to Sections or Exhibits contained in the Agreement. This letter is supplemental to, and shall be deemed to amend, the Agreement to the extent stated herein.

In consideration of each of the Parties entering into the Agreement, which each Party acknowledges constitutes good and valuable consideration, the Parties have entered into this letter.

The Parties intend that the Rock Creek mill building located at the Site (the “Building”), but excluding the adjacent portion of the structure (the “Adjacent Structure”), shall, subject to and conditional upon the Seller obtaining all necessary consents and approvals required for the sale of the Building to, and removal of the Building from the Site by, the Buyer (the “Building Consents”), form part of the Assets to be sold, without any increase to the Purchase Price. The Seller shall use its reasonable commercial endeavours to procure the Building Consents and to confirm whether the Building shall be deemed included in the list of Assets in Exhibit A, by no later than March, 31 2025 so as to enable the Buyer to confirm the transport and shipping arrangements in respect of the Assets in accordance with Section 2.1b of the Agreement.

In the event that the Seller is unable to obtain the Building Consents such that the Building is not to be included in the sale under the Agreement, the Final Payment (and accordingly, the aggregate Purchase Price) to be made under Section 2.1d of the Agreement, shall be deemed reduced by US$400,000 (the “Building Price”).

In the event the Building Consents are obtained and the Building forms part of the Assets to be sold at the Closing Date, the Buyer shall use commercially reasonable efforts to dismantle and remove the Building, and to secure the Adjacent Structure in a safe and non-hazardous condition.

Section 13 of the Agreement applies mutatis mutandis to this letter, save that any reference to the Agreement shall be deemed to be a reference to the Agreement as varied by this letter, and this letter.

Please confirm your agreement to the terms of this letter by countersigning below.

Yours faithfully,

Personal Information Redacted

………………..

Director / Duly authorised signatory

For and on behalf of Almaden Minerals Ltd.

We hereby agree and accept the terms of this letter.

Personal Information Redacted

………………..

Director

For and on behalf of Metals Exploration plc